

Mail Stop 3628

April 17, 2008

By Facsimile (212-446-4900) and U.S. Mail
Jeffrey Symons, Esq.
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022-4611

Re: Furniture Brands International, Inc.
        DFAN14A filed on April 16, 2008
        By SCSF Equities, LLC
        File No. 001-00091

Dear Mr. Symons:

        We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Materials filed on April 16, 2008

Exhibit 1

1.   Please avoid issuing statements in your soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note that you allege "a complete dereliction of the Board's fiduciary duties." If you continue to make such statements, particularly those that allege the company breached its fiduciary duties, disclose the

factual foundation for such statements or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Sun Capital Has A Strong Track Record In The Furniture Industry

2. Please provide us with supplemental support for your statements regarding Sun Capital's returns and performance. In addition, please balance your disclosure by stating that the results that Sun Capital may achieve for Furniture Brands may not be consonant with those achieved for the companies discussed.

Exhibit 2

Disclaimer

3. We note that you state that "[n]either the members of the SC Group nor any of their respective affiliates shall be responsible or have any liability for any misinformation contained in any sec filing or third party report." Please revise to clarify that you are responsible for the information contained in any filings made by you.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3411 or, in may absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions